DOLLY VARDEN PROVIDES UPDATE ON EXCHANGEABLE SHARE ELECTION PROCESS

Vancouver, BC - March 19, 2026 - Dolly Varden Silver Corporation ("Dolly Varden" or the "Company") provides an update for its registered shareholders who hold their Dolly Varden common shares (the "Dolly Varden Shares") via direct registration statement ("DRS") on how they may submit their Letter of Transmittal and Election Form with the depositary in order to receive exchangeable shares as consideration under its proposed merger of equals with Contango ORE., Inc. ("Contango") by way of a court approved plan of arrangement, (the "Arrangement") which is expected to close next week. Email submission is, unfortunately, not available for registered shareholders holding share certificates.

If you are a registered shareholder who is an Eligible Holder and  who holds your Dolly Varden Shares via DRS (or holds Dolly Varden Shares on behalf of an Eligible Holder via DRS), and you wish to receive exchangeable shares as a result of the Arrangement  for all or part of your Dolly Varden Shares, you may complete and deposit the Letter of Transmittal and Election Form,  that was mailed to you, via email to the depositary at onlinedeposits@computershare.com (rather than submitting by mail or hand delivery). If you are submitting documents to the depositary via email, all submitted documents must be in PDF format (pictures or other digital formats will not be accepted) and the PDF files must not be password protected. A copy of the Letter of Transmittal and Election Form is also available under the Company's profile on SEDAR+ and in the Special Meeting area of the Company's website.

We remind all registered shareholders that your Letter of Transmittal and Election form must be provided to the depositary by 5:00pm Eastern Time on Tuesday, March 24, 2026 (the "Election Deadline"). Shareholders will, by default, receive shares of voting common stock of Contango if the registered shareholder does not deposit a properly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements with respect to such election and deposit of their Dolly Varden Shares.

The Arrangement remains subject to approval of the British Columbia Supreme Court (the "Court") and the satisfaction of other customary conditions. The Court hearing for the final order to approve the Arrangement is currently scheduled to take place on March 23, 2026, and closing of the Arrangement is expected follow shortly thereafter.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. Including the Kitsault Valley Project, the Company has consolidated approximately 100,000Ha of prospective tenure in the Golden Triangle with five past-producing high-grade silver mines including the Dolly Varden, Torbrit, Porter Idaho, Mountain Boy and Esperanza historic mines. The 163 sq. km. Kitsault Valley Project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively "Forward-looking Information"). These include statements regarding the Arrangement, including the terms, approval and completion thereof.

Forward-looking Information is generally identified by the use of words like "will", "create", "enhance", "improve", "potential", "expect", "upside", "growth" and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although Dolly Varden believes that the expectations reflected in the Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since no assurance can be provided that such expectations will prove to be correct. Forward-looking Information is based on information available at the time those statements are made and/or good faith belief of the officers and directors of Dolly Varden as of that time with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the Forward-looking Information. Forward-looking Information involves numerous risks and uncertainties. Such factors include, without limitation: risks related to the closing of the Arrangement and other risks described in Dolly Varden's management information circular related to the Arrangement and the Meeting, as well as its most recently filed annual information form, financial statements and, MD&A and other disclosures (under the heading "Risk Factors" or otherwise) which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information is designed to help readers understand Dolly Varden's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Dolly Varden assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the Forward-looking Information. If Dolly Varden updates any one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other Forward-looking Information. All Forward-Looking Information contained in this news release is expressly qualified in its entirety by this cautionary statement.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.